UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Applebee’s International, Inc.

(Name of Company)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

0000853665

(CUSIP Number)

Norman J. Harrison Breeden Capital Management LLC 100 Northfield Street Greenwich, Connecticut 06830 (203) 618-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2007

(Date of Event which Requires Reporting of this Statement)

If the Reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is Reporting this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial Reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 0000853665

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Breeden Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,025,000
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.40%
14	TYPE OF REPORTING PERSON* OO

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CUSIP No. 0000853665

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Breeden Partners (California) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,532,000
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,532,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%
14	TYPE OF REPORTING PERSON* OO

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CUSIP No. 0000853665

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Breeden Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 27,609
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON* OO

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CUSIP No. 0000853665

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Breeden Partners Holdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,465,391
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,465,391
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,465,391
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.97%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 0000853665

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard C. Breeden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,025,000
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.40%
14	TYPE OF REPORTING PERSON* IN

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This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed by Breeden Capital Management LLC (“Breeden Capital”) and Richard C. Breeden (together with Breeden Partners (California) L.P., Breeden Partners L.P. and Breeden Partners Holdco Ltd., the “Reporting Persons” or “Breeden Partners”) with the Securities and Exchange Commission on September 29, 2006, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (“Common Stock”), of Applebee’s International, Inc., a Delaware corporation (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.

Items 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction.

On April 25, 2007, the Reporting Persons entered into an Agreement (the “Agreement”) with the Company, which Agreement is filed as Exhibit D hereto, and incorporated herein by reference.

Pursuant to the terms of the Agreement, the Company agreed that the Company and the Board of Directors of the Company (the “Board”) would (i) increase the size of the Board from twelve to fourteen directors and (ii) appoint as directors Richard C. Breeden (a Reporting Person) and Laurence E. Harris, each with a term expiring at the 2007 annual meeting of the shareholders of the Company (the “2007 Annual Meeting”). Effective as of April 26, 2007, the Company did appoint Messrs. Breeden and Harris as directors of the Company.

The Company has further agreed that the Company and the Board will cause the slate of nominees standing for election to the Board at the 2007 Annual Meeting to include each of Messrs. Breeden and Harris.

The Company also agreed that concurrently with their respective appointments as members of the Board, the Board will appoint (i) Mr. Breeden as a member of each of the Board’s Strategy Committee, Executive Compensation Committee and Corporate Governance/Nominating Committee and (ii) Mr. Harris as a member of each of the Board’s Corporate Governance/Nominating Committee and the Audit Committee.

The Company has also agreed to decrease the size of the Board from fourteen to twelve members by no later than the 2008 annual meeting of the shareholders of the Company.

The Agreement further provides that concurrently with the appointment of the Messrs. Breeden and Harris as directors of the Company, the Reporting Persons and the Company shall terminate the pending proxy contest with respect to the election of directors at the 2007 Annual Meeting.

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The Agreement further provides that commencing on the appointment of Messrs. Breeden and Harris as members of the Board and thereafter for so long as at least one of Messrs. Breeden and Harris is serving as a member of the Board, none of the Reporting Persons, nor any of their respective affiliates, will (i) with respect to the Company or its Common Stock, make, engage or in any way participate in, directly or indirectly, any “solicitation” (as such term is used in the proxy rules of the SEC) of proxies or consents (whether or not relating to the election or removal of directors); (ii) seek to advise, encourage or influence any person with respect to the voting of any Common Stock (other than affiliates); (iii) except as specifically and expressly set forth in the Agreement, seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board; or (iv) initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC) shareholders of the Company for the approval of shareholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Act, or otherwise, or cause or encourage or attempt to cause or encourage any other person to initiate any such shareholder proposal, regardless of its purpose, or otherwise communicate with the Company’s shareholders or others pursuant to Rule 14a-1(l)(2)(iv)(A) under the Act.

The Reporting Persons have further agreed to cause all shares of Common Stock beneficially owned by them and their affiliates to be voted in favor of the slate of directors proposed by the Board at the 2007 Annual Meeting.

The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit D hereto and incorporated herein by reference.

Item 5. Interests In Securities of the Issuer

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Schedule 13D are incorporated herein by reference.

The Delaware Fund owns 27,609 shares of Common Stock representing approximately 0.04% of the outstanding shares of Common Stock, the California Fund owns 2,532,000 shares of Common Stock representing approximately 3.40% of the outstanding shares of Common Stock and Holdco owns 1,465,391 shares of Common Stock representing approximately 1.97% of the outstanding shares of Common Stock. As of the date hereof, the 2,559,609 aggregate shares of Common Stock directly owned by the Delaware Fund and the California Fund, which shares of Common Stock may be deemed to be beneficially owned by the General Partner, represent approximately 3.43% of the Company’s outstanding shares of Common Stock. The 4,025,000 aggregate shares of Common Stock directly owned by the Delaware Fund, the California Fund and Holdco, which shares of Common Stock may be deemed to be beneficially owned by the Advisor and Mr. Breeden, represent approximately 5.40% of the Company’s outstanding shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 74,555,997 shares outstanding, which was the total number of shares of Common Stock outstanding as of March 26, 2007 as reported in the definitive proxy statement of the Company filed on April 9, 2007.

(c) Except as set forth above or in the attached Scedule 1, no Reporting Persons have effected any transaction in shares of Company Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

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See Item 4 for a description of the Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit D	Agreement, dated as of April 25, 2007 by and among the Reporting Persons and the Company

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2007

BREEDEN CAPITAL MANAGEMENT LLC

By: /s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS L.P.

By: Breeden Capital Partners LLC, its general partner

By: /s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By: Breeden Capital Partners LLC, its general partner

By: /s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By: /s/ Richard C. Breeden
Richard C. Breeden
Director

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BREEDEN PARTNERS (CAYMAN) LTD.

By: /s/ Richard C. Breeden
Richard C. Breeden
Director

/s/ Richard C. Breeden
Richard C. Breeden

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Schedule I

TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

Shares Purchased for the Account of the California Fund

Date	Shares Purchased	Price per Share
March 1, 2007	34,475	$24.96
March 20, 2007	43,877	$24.81

Shares Purchased for the Account of Holdco

Date	Shares Purchased	Price per Share
March 1, 2007	19,952	$24.96
March 20, 2007	25,394	$24.81

Shares Purchased for the Account of the Delaware Fund

Date	Shares Purchased	Price per Share
March 1, 2007	573	$24.96
March 20, 2007	729	$24.81

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